

September 13, 2011

Mr. John M. Lowber
Senior Vice President, Chief Financial Officer,
Secretary and Treasurer
General Communication, Inc.
2550 Denali Street, Suite 1000
Anchorage, AK 99503

> **Re: General Communication, Inc.**
> **Form 8-K filed August 8, 2011**
> **File No. 000-15279**
>
> **GCI, Inc.**
> **Form 8-K filed August 8, 2011**
> **File No. 000-05890**

Dear Mr. Lowber:

We have reviewed your response letter dated August 22, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. We note your responses to comments one, two and four from our letter dated August 9, 2011. Based on James M. Schneider's extensive involvement in your financial reporting, please explain in sufficient detail how you concluded that his involvement did not impact the integrity of your financial reporting process with respect to your evaluation of disclosure controls and procedures and internal control over financial reporting.

2. In addition, please tell us your auditors' determination regarding the impact of Mr. Schneider's involvement in the financial reporting process specifically with respect to the evaluation of internal control over financial reporting.

3. We note your response to comment three from our letter dated August 9, 2011. Your statement on page 68 of your Form 10-K for the year ended December 31, 2010, discloses that the Board (of which he was a member of) concluded that the SEC charges and SEC administrative order, and Mr. Schneider's settlement of those charges and consent to that order, did not limit his ability to serve on your Board. Per our discussion with you on August 5, 2011, we informed you that the Commission's Rule 102(e) order dated December 22, 2010 prohibited Mr. Schneider from serving on your Board in the capacity of a member of the Audit Committee. Please amend your Form 10-K for the year ended December 31, 2010 for General Communications Inc. which includes this statement. We note that such statement is an untrue statement of fact that should be corrected in your amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please respond to these comments through correspondence over EDGAR within ten business days or tell us when you will provide us with a response. After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. If you have any questions regarding this letter, please call me at (202) 551-3836.

Sincerely,

Kyle L. Moffatt
Associate Chief Accountant